FORM 1-SA

SEMIANUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

For

Medical 21, Inc.

A Minnesota Corporation

I.R.S EIN:

Medical 21, Inc.

15070 23rd Avenue North

Minneapolis, MN 55447

Phone: (952) 221-3104

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of January 1, 2022 through June 30, 2022. The following balance sheets were prepared by the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION OF THE COMPANY

Medical 21, Inc. is a privately-held entity organized February 12, 2016 in the State of Minnesota.

Components of Results of Operations

The following discussion of our financial conditions and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company’s actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022.

Revenue/Net Loss from Operating Activities

The Company is, and has been, solely focused on .(*same as previous filing*) . . As of the date of this Offering Circular, the Company has never been profitable. In the first half of 2022, the Company had a Net loss of $1,821,713.23. In the first half of 2021, the Company had a Net loss of $677,560.11. This represents an increase in Net loss of $1,144,153.12 or 169%. The reason for this increase is the Company is growing in staff and expenses yet is still not profitable.

Operating Expenses

The Company classifies its Operating Expenses as salaries & benefits, research and development, general and administrative expenses, and other operating expenses (professional fees, travel and entertainment and rent). In the first half of 2022, the Company had Operating Expenses totaling $1,821,817.17. In the first half of 2021, the Company had Operating Expenses totaling $677,689.02. This represents an increase in Operating Expenses of $1,144,128.15 or 169%. The reason for this increase is the Company is growing in staff and expenses as the Company grows.

Research and Development Expense

The Company’s research and development efforts are focused on . .(*same as previous filing*). . Research and development expenses consist primarily of . .(*same as previous filing*). .

In the first half of 2022, the Company spent $371,979.88 on research and development expenses. In the first half of 2021, the Company spent $129,043.28 on research and development expenses. This represents an increase of $242,936.60 or 188%. The reason for this increase is the research process has escalated, which means more implants and other research & development expenses.

Salaries and benefits

In the first half of 2022, the Company spent $747,107.89 on salary and benefit expenses. In the first half of 2021, the Company spent $395,750.34 on salary and benefit expenses. This represents an increase of $351,357.55 or 88%. The reason for this increase is the Company hired more employees and implemented a 401K matching plan.

Due to Shareholders

On June 30, 2021 17,555,828 Shares of Common Stock were outstanding, with a total balance Due to Shareholders of $XX. This represents an increase of $XX or XX%. The reason for this increase was more shares of the Company were sold to investors.

On June 30, 2022 20,021,430 Shares of Common Stock were outstanding, with a total balance Due to Shareholders of $XX. This represents an increase of $XX or XX%. The reason for this increase was more shares of the Company were sold to investors.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash of $1,312,022.77, total assets of $2,786,551.20. As of June 30, 2021, the Company had cash of $3,096,299.09, total assets of $4,190,963.66. This represents a decrease in $1,784,276.32 (or 58%) in cash and $1,404,412.46 (or 34%) in total assets.

The Company has financed its operations primarily through the sale of common stock.

Medical 21 Form 1-SA Section FS for January 1, 2022 to June 30, 2022 and 2021

Assets

Current assets:	2022	2021
Cash	$1,312,022.77	$3,096,299.09
Prepaid expenses	$1,176.15	$1,261.61
Total current assets	$1,563,198.92	$3,347,560.70

Intangible assets, net	$250,000.00	$250,000.00
Property and equipment, net	$1,223,352.28	$843,402.96
Total assets	$2,786,551.20	$4,190,963.66

Liabilities and Stockholder’s Equity

Current liabilities:	2022	2021
Liabilities
Accounts payable	$0.00	$0.00
Other Current Liabilities	$0.00	$0.00
Total Current Liabilities	$0.00	$0.00
Equity
Common Stock	$351,906.48	$87,778.00
Paid-In Capital or Surplus	$13,420,315.99	$10,198,045.00
Total Paid-In Capital or Surplus	$13,649,547.62	(Not Present)
Retained Earnings	$(9,393,189.67)	$(5,417,299.23)
Net Income	$(1,821,713.23)	$(677,560.11)
Total Equity	$2,786,551.20	$4,190,963.66
Total liabilities and equity	$2,786,551.20	$4,190,963.66

Statements of Operations for January 1 to June 30, 2022 and 2021

Operating revenue	2022	2021
Operating expenses:
Salaries & benefits	$747,107.89	$395,750.34
Research & development expenses	$371,979.88	$129,043.28
Professional fees	$144,434.81	$57,692.60
Depreciation and amortization
Insurance	$7,173.46	$6,994.99
Rent expense	$111,911.29	$50,835.72
Travel expense	$8,727.15	$4,315.64
Office expense	$13,262.04	$6,479.53
Bank charges	$489.00	$23,974.37
Other expenses	$416,731.65	$2,602.60
Total expenses	$1,821,817.17	$677,689.02
Net Operating Income	$(1,821,817.17)	$(677,689.02)
Other Income	$103.94	$128.91
Total other income	$103.94	$128.91
Net income	$(1,821,713.23)	$(677,560.11)

Statements of Changes in Stockholders’ Equity for December 31, 2021 and 2020

	Common Shares	Stock Amount	Additional Paid-In capital	Accumulated deficit	Total
Balance at December 31, 2019	15,778,228	$157,782	$5,272,218	$(3,577,891)	$1,852,109
Issuance of common stock	824,000	8,240	2,051,760	—	2,060,000
Stock-based compensation expense	—	—	361,823	—	361,823
Net loss	—	—	—	(1,822,522)	(1,822,522)
Balance at December 31, 2020	16,602,228	166,022	7,685,801	(5,400,413)	2,451,410
Issuance of common stock	1,463,602	14,636	4,331,864	—	4,346,500
Stock-based compensation expense	—	—	1,552,584	—	1,552,584
Net loss	—	—	—	(3,860,246)	(3,860,246)
Balance at December 31, 2021	18,065,830	$180,658	$13,570,249	$(9,260,659)	$4,490,248

Statements of Cash Flows for January 1 to June 30, 2022 and 2021

Cash flows from operating activities:	2022	2021
Net loss	-1,821,713.23	-677,560.11
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	N/A	N/A
Stock-based compensation expense	19,000.00	—
Changes in assets and liabilities:	—	—
Prepaid expenses	3,440.46	3,300.99
Accounts payable and accrued liabilities	0	0
Net cash used by operating activities	$-1,912,074.77	$-480,794.12
Cash flows from investing activities:	-540,570.70	$-157,351.00
Purchase of property and equipment	-536,987.20	-2,491.00
Net cash used by investing activities	-540,570.70	$-157,351.00
Cash flows from financing activities:	$250,547.10	$2,395,395.00
Prepaid equity raise costs	56,500.00	—
Proceeds from common stock issued	250,547.10	$2,395,395.00
Net cash provided by financing activities	250,547.10	$2,395,395.00
Net change in cash	$-2,202,098.37	$1,757,249.88
Cash at beginning of period	3,514.121.14	1,339,049.21
Cash at end of period	$1,312,022.77	$3,096,299.09
Cash paid for income taxes	N/A	N/A
Cash paid for interest	0	0

EXHBITS

Exhibit Index

Exhibit 2A: Articles of Amendment to Articles of Incorporation of Medical 21, Inc.

Exhibit 2B: Bylaws

Exhibit 4: Subscription Agreement

Exhibit 6: Amendment to the License Agreement between University of Iowa Research Foundation and Medical 21, Inc.

Exhibit 8: Escrow Agreement

Exhibit 11: Written Expert Consent Letter of Assurance Dimensions

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, MN on September 28, 2022.

ISSUER COMPANY LEGAL NAME AND ADDRESS:

Medical 21, Inc.

15070 23rd Avenue North

Minneapolis, MN 55447

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

s/: Dr. Manny Villafana, Ph.D. Sc

Director, CEO of Medical 21, Inc.

Date: September 28, 2022

Location Signed: Minneapolis, MN